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"Fear No More"

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$100 Current Bid

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$1,331 Last 12 Months Royalties Paid

$9.51 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

19.29% Of 140 SongShare Goal

$100
Current Bid

27/113
Reserved Units / Available Units

Total Units **140**

Track Details


Building 429 - Fear No ...
YouTube



Fear No More
Building 429
2019-04-04



Building 429
Artist

Spotify **14.2M** Streams

YouTube **1.5M** Views

pandora **N/A** Streams

Description

Type of Rights: Writer's Share

Type of Income: Public Performance

Paid By: ASCAP

Term (Life or Yrs): Life of copyright

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40% of Songwriter's Share

ASCAP pays royalties quarterly.

Detailed Data Here

Summary Overview

The “Building 429 - Fear No More” Music Royalty Asset is the underlying asset of the “Building 429 - Fear No More” Royalty Share Agreement (the “Agreement”). The Agreement contains forty percent (40%) of the songwriter’s share of performance income paid by ASCAP from the composition listed below.

About Building 429 and “Fear No More”

Since the release of its debut album in 2004, Building 429 has garnered widespread popular and critical acclaim, receiving numerous accolades all while delivering lyrically-driven, anthemic hit songs with a consistent message of hope along with high-energy concerts in sold-out venues internationally. The band received a 2013 GRAMMY nomination for Best Contemporary Christian Music Album for *We Won’t Be Shaken*, which debuted at No.1 on Billboard’s Christian Albums chart and launched the title track to No. 1 at radio. Building 429 also received a 2014 and multiple 2012 Song of the Year Billboard Music Awards for “We Won’t Be Shaken” and “Where I Belong,” respectively, two BMI Song of the Year Awards (“Where I Belong” in 2013 and “Glory Defined” in 2005), a 2014 Group of the Year K-LOVE Fan Award nomination, and a Best New Artist GMA Dove Award in 2005. RIAA-certified gold single, “Where I Belong,” became one of the longest-running Christian No. 1’s in Billboard’s history at 15 weeks and landed on Billboard’s Top 10 Songs of the Decade.

“Fear No More,” the band’s 2019 independent single, was one of the biggest independent artist singles to ever hit Christian radio with an astounding 35 adds in its debut week. The song climbed to No. 4 on Billboard’s National Christian Airplay chart and remained in the Top 5 for nine weeks. The first use recording of “Fear No More” was released by Building 429 in April 2019.

Building 429 – Summary Statistics

Spotify	
Followers	329K (6,986th)
Monthly Listeners	344.8K (22,927th)
Popularity	46/100 (23,754th)
Playlist Reach	3.9M
Fan Conversion Rate	95.43%
Reach / Followers Ratio	11.85x

Instagram	
Followers	164K (21,059th)

Youtube	
Channel Subscribers	67.1K (20,673rd)
Channel Views	24.8M (18,820th)
Daily Video Views	7.3K (16,492nd)
Monthly Video Views	225.9K (16,118th)

Pandora	
Monthly Listeners	287.6K (3,040th)
Streams	288.5M (1,938th)
Artist Stations	418.7K (3,086th)

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The “Building 429 - Fear No More” Royalty Share Agreement will be between the songwriter and our company. Pursuant to the Agreement, SongVest will have the right to receive 40% of the songwriter’s performance revenue share for the life of the copyright listed below. Revenues the company will be entitled to receive from the copyright listed below (asset) pursuant to this agreement include revenues earned in connection with the public performance of the copyright, which will be paid at the percentage interest as defined in the “Building 429 - Fear No More” Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter quarterly by ASCAP, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the “Building 429 - Fear No More” Royalty Share Agreement have averaged approximately $333 per quarter.



Royalties By Quarter
Q1 2020 - Q1 2022
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2020
2021
2022

	2020				2021				2022			Last 4
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Quarters
Total Royalties	$ 1,321	$ 2,564	$ 3,997	$ 2,723	$ 1,181	$ 72	$ 470	$ 413	$ 358	$ 280	$ 279	$ 1,331

The decrease in royalties over time from Q1 2020 to Q3 2021 was driven by a reduction of Radio royalties as the title moved from its chart peak and then out of current rotation into recurrent radio play. It should be noted that the Q2 2021 reported earnings does not include ASCAP domestic earnings due to a transfer of ownership of the royalty rights from the songwriter to the current owner and resulting unavailability of information for one period.

Revenue by Source

Revenue sources are shown below:

Royalties	2020				2021				2022			Last 4	% of
By Source	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Quarters	Last 4 Quarters
Radio	$ 1,240	$ 2,422	$ 3,864	$ 2,547	$ 1,030	$ 48	$ 218	$ 322	$ 262	$ 130	$ 123	$ 837	64%
General - Other	$ -	$ -	$ -	$ -	$ -	$ -	$ 136	$ -	$ -	$ 89	$ 90	$ 179	14%
Spotify	$ 11	$ 29	$ 26	$ 66	$ 27	$ -	$ 19	$ 26	$ 28	$ 15	$ 19	$ 86	7%
Amazon Music	$ 2	$ 21	$ 42	$ 42	$ 39	$ -	$ 19	$ 23	$ 15	$ 7	$ -	$ 45	3%
Apple Music	$ 33	$ 29	$ 22	$ 22	$ 19	$ -	$ 15	$ 13	$ 11	$ 6	$ 6	$ 35	3%
The Rest	$ 34	$ 63	$ 42	$ 47	$ 67	$ 25	$ 63	$ 30	$ 43	$ 34	$ 42	$ 149	11%
Total Royalties	$ 1,321	$ 2,564	$ 3,997	$ 2,723	$ 1,181	$ 72	$ 470	$ 413	$ 358	$ 280	$ 279	$ 1,314	100%

Radio royalties from Q1 2020 – Q1 2021 were much higher than in subsequent periods due to royalty earnings from Religious and Satellite radio when the song was an active charting radio single. Still, recurrent radio royalties due to the song's popularity continue to provide a steady income stream, including 64% of the past four quarters' earnings. The track also generates consistent royalties from streaming services including Spotify. The source General – Other relates to ASCAP reprocessing prior year results for unidentified sources.

Composition:

"Fear No More" – recorded by Building 429

ISWC: T9282553177

ASCAP Work ID: 896850206

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission (‘SEC”) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments. Commission (‘SEC”) has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments.

Dalmore Group LLC (“Dalmore”) is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. (“FINRA”) and Securities Investor Protection Corporation (“SIPC”) and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a “testing the waters” for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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Type of Rights: Writer's Share

Term: Life of copyright

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KHIA "My Neck, My Back (Lick It)" https://bit.ly/svmyneck
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Type of Rights: Sound Recording Owner's Share
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Building 429 "Fear No More" https://bit.ly/svfearnomore
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Type of Rights: Writer's Share
Term: Life of copyright

Disclaimers: https://lnkd.in/gAY-_8fn

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